FEDERATED HERMES ETF TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 26, 2022

Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES ETF TRUST (the “Registrant”) Federated Hermes U.S. Strategic Dividend ETF (the “Fund”) 1933 Act File No. 333-258934 1940 Act File No. 811-23730

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on October 12, 2022, regarding its Post-Effective Amendment No. 4 under the Securities Act of 1933 and Amendment No. 5 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on August 26, 2022.

General Comments

1.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
2.	The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.
3.	Please make sure the response includes the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the Correspondence or by clearly indicating the revised disclosure in the Correspondence.
4.	Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make conforming changes as necessary.

RESPONSE:

The Registrant will respond as requested.

COMMENT 1. Risk/Return Summary: Fees and Expenses

The Staff notes that the Fund intends to invest in other investment companies (see “Investing in Securities of Other Investment Companies” under “Other Investments, Transactions, Techniques”). Please confirm that if acquired fund fees and expenses (“AFFE”) exceed 0.01% (one basis point) of average net assets of the Fund, such fees will be disclosed as a separate line item in the Fund’s fee table. In addition, this should be noted as a principal strategy in the Summary section, if true.

RESPONSE:

The Registrant confirms that the Fund’s acquired fund fees and expenses will not exceed 0.01% (one basis point) of average net assets of the Fund. Additionally, the Registrant has determined that “Investing in Securities of Other Investment Companies” will not be a principal strategy. Accordingly, this security description will be moved to the Fund’s Statement of Additional Information.

COMMENT 2. Risk/Return Summary: Fees and Expenses

Please delete Footnote 1 to the fee table, as it is neither permitted nor required by Form N-1A. The Staff notes that the dormant fee is disclosed later in the prospectus consistent with Item 12 of Form N-1A, which is the proper location for disclosure of this fee that will not be charged for the current fiscal year.

RESPONSE:

Respectfully, the Registrant believes that the presentation of the dormant fee in the Fund’s respective footnote is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the dormant portion of the 12b-1 Fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote: (1) that the 12b-1 Fee has been approved by the Board; (2) provide the maximum allowable fee amount, as applicable; and (3) disclose that a portion of the 12b-1 Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 3. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

The Staff notes the Fund’s 80% non-fundamental names rule policy to invest in U.S. issuers where “U.S. issuers” is “defined as companies domiciled and/or with operations in the United States, or listed on U.S.-based exchanges.”

a. The Staff believes that companies "with operations in the United States" as a stand alone criteria for a U.S. issuer is not sufficient to determine that an investment is economically tied to the country specified in the Fund's name. Please be more specific. For example, investing in companies with substantial revenues in the U.S. (i.e., securities of issuers that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the U.S. or that have at least 50% of their assets in the U.S). Please see Footnote 24 of the 2001 Adopting Release for Rule 35d-1 for more specific criteria that defines a U.S. company.

b. Please clarify if this means that the Fund will include foreign securities listed on a U.S. exchange (including American Depositary Receipts). If so, please revise this criteria to exclude foreign companies or explain how the current disclosure is consistent with including “U.S.” in the Fund's name. The Staff notes that there is no foreign securities risk disclosed. The Staff questions whether the disclosure should only reference companies domiciled or headquartered in the U.S., or companies with 50% of assets located in, or 50% of profits or revenues derived from, operations in U.S., as the test for a U.S. issuer.

c. Please apply any applicable changes to the Item 9 investment strategy disclosure.

RESPONSE:

Supplementally, the Registrant notes that the cited footnote reflects language from the original rule proposal that was ultimately not adopted by the SEC for the final rule in 2001. However, the Registrant has elected to revise how it defines “U.S. issuers,” including with respect to the Fund’s non-fundamental names rule policy. The following revisions will be made to the 80% non-fundamental names rule policy (additions are bolded and underlined and deletions are stricken):

The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in dividend-paying securities of U.S. issuers. For purposes of this limitation, U.S. issuers will be defined as ~~companies domiciled and/or with operations in the United States, or listed on U.S.-based exchanges~~ issuers i) that are organized under the laws of U.S. or that maintain their principal place of business in the U.S.; (ii) whose securities are traded principally on U.S. based exchanges; or (iii) that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the U.S. or that have at least 50% of their assets in the U.S.

Supplementally, the Registrant confirms the Fund will not invest in American Depositary Receipts. The Registrant does not view the inclusion of issuers traded principally on U.S. based exchanges as requiring foreign securities risks, which ordinarily include currency risks and risks associated with markets lacking financial reporting standards or regulatory requirements comparable to those applicable to U.S. companies, that would not be principally applicable to securities traded on U.S. exchanges.

The Registrant confirms it will make any applicable changes to the Item 9 investment strategy disclosure.

COMMENT 4. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

a. We note the following disclosure in the first paragraph:

“The Fund’s investment adviser (“Adviser”) believes a strategic emphasis on high dividend-paying stocks can enhance performance over time. In addition, the Adviser seeks to enhance investment results by focusing on stocks with both the potential for future dividend growth and current dividend-oriented characteristics.”

Please clarify, in Plain English terms, what the Adviser considers “high dividend-paying stocks” and what is meant by “current dividend-oriented characteristics.”

Please apply any applicable changes to the Item 9 investment strategy disclosure.

RESPONSE:

The Registrant has revised the disclosure (additions are bolded and underlined):

The Fund’s investment adviser (“Adviser”) believes a strategic emphasis on high dividend-paying stocks with the potential for future dividend growth can enhance performance over time. The Adviser defines high-dividend paying stocks as those with a higher dividend yield than the S&P 500 Index's average dividend yield. ~~In addition, the Adviser seeks to enhance investment results by focusing on stocks with both the potential for future dividend growth and current dividend-oriented characteristics.~~

COMMENT 5. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

We note the following disclosure in the first paragraph:

“To attempt to deliver on its objectives, at times the Fund may focus investments in a particular sector or sectors of the economy that it believes deliver a high and rising dividend income stream.”

To the extent the Fund intends to focus on a particular sector or sectors, please disclose those sectors and add appropriate risk disclosure.

Please apply any applicable changes to the Item 9 investment strategy disclosure.

RESPONSE:

The Registrant confirms that the Fund has no intention to focus its investments in a particular sector and will remove associated strategy and risk disclosure from Item 4 and Item 9 sections.

COMMENT 6. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

We note the following disclosure in the second paragraph:

“The Adviser’s security selection process involves prioritizing stocks based on appropriate fundamental criteria.”

Please briefly summarize the criteria upon which the stocks are prioritized, as disclosed in Item 9.

Please see Comment 13 below.

RESPONSE:

The Registrant has revised the disclosure (additions are bolded and underlined and deletions are stricken):

The Adviser’s security selection process involves prioritizing stocks based on attractive combinations of dividend yield and dividend growth potential over time following review of appropriate fundamental criteria, including, but not limited to, balance sheet strength, earnings growth, and cash flow durability.

COMMENT 7. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

We note the following disclosure in the second paragraph:

“The Fund may use derivative contracts, in particular futures contracts, to manage or hedge the Fund’s indirect currency exposure.”

Given the Fund’s focus on U.S. issuers, why is this disclosed in the Fund’s principal strategy and 80% investment policy? Please revise the strategy to clarify this statement. For example, is the Fund’s currency exposure a result of repatriating profits of U.S. domiciled or headquartered companies with operations outside the U.S.? Please supplementally explain how the Fund’s investment strategy is intended to work.

Please apply any applicable changes to the Item 9 investment strategy disclosure.

RESPONSE:

The Registrant notes the Fund’s use of derivative contracts, including futures contracts, will not be a principal strategy. Accordingly, all derivatives disclosure will be moved to the Fund’s Statement of Additional Information.

COMMENT 8. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

In the third paragraph, please delete the stricken disclosure:

“The Fund will notify shareholders at least 60 days in advance of any change in its investment policy ~~that would enable the Fund~~ to invest, under normal circumstances, less than 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying securities of U.S. issuers.”

Please apply any applicable changes to the Item 9 investment strategy disclosure.

RESPONSE:

The Registrant will remove the stricken phrase from its disclosure.

COMMENT 9. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

Under “Risk of Investing in Derivative Contracts”, please include risks specific to investing in futures contracts.

Please apply any applicable changes to the Item 9 risk disclosure.

RESPONSE:

Please see our response to Comment 7 above.

COMMENT 10. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

Under “ETF Risk”, please add disclosure to the sub-sections, “Authorized Participants Concentration Risk” and “Premium/Discount Risk”, that discusses the risk of widening bid-ask spreads.

Please apply any applicable changes to the Item 9 risk disclosure.

RESPONSE:

The Registrant has added the following disclosure to the “Authorized Participants Concentration Risk”, “Premium/Discount Risk”, and “Secondary Market Trading Risk” sub-sections (additions are bolded and underlined):

Authorized Participants Concentration Risk. To the extent that the Fund invests in instruments that trade outside of a collateralized settlement system, it may have a limited number of financial institutions that act as Authorized Participants. To the extent they cannot or are otherwise unwilling to engage in creation and redemption transactions with the Fund and no other Authorized Participant steps in, trading in Shares of the Fund may be significantly diminished, bid-ask spreads may widen, and the market price of Shares may represent a significant discount to net asset value (NAV). To the extent that no Authorized Participants are willing to trade in the Fund’s shares, the Fund may have difficulty maintaining compliance with the requirements of the Exchange necessary to maintain the listing of the Fund, and the Fund may face delisting from the Exchange.

Premium/Discount Risk. There may be times when the market price of the Fund’s Shares is more than the NAV intra-day (i.e., the market price represents a premium to NAV) or less than the NAV intra-day (i.e., the market price represents a discount to NAV) and when bid-ask spreads widen. As a result, shareholders of the Fund may pay more than NAV when purchasing Shares and receive less than NAV when selling Fund Shares. This risk is heightened in times of market volatility and in steep market declines.

Secondary Market Trading Risk. Investors buying or selling Shares in the secondary market will normally pay brokerage commissions, which are often a fixed amount and may be a significant proportional cost for investors buying or selling relatively small amounts of Shares. Secondary market trading is subject to bid-ask spreads and trading in Fund Shares may be halted by the Exchange because of market conditions or other reasons. If a trading halt occurs, a shareholder may temporarily be unable to purchase or sell Shares of the Fund. In addition, although the Fund’s Shares are listed on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained, that bid-ask spreads will be narrow, or that the Fund’s Shares will continue to be listed.

COMMENT 11. Prospectus – Performance: Bar Chart and Table

Please supplementally identify the broad-based securities market index expected to be used in the Fund’s average annual total return table.

RESPONSE:

The Registrant supplementally notes that the broad-based securities market index for the Fund is intended to be the Standard & Poor’s 500 Index. The Registrant further notes that when the Fund has generated returns for at least one full calendar year, the Fund will identify its index in its Prospectus as required pursuant to Item 4(b)(2) of Form N-1A.

COMMENT 12. Prospectus – What are the Fund’s Investment Strategies?

We note the following disclosure in the third paragraph:

“The strategy seeks to deliver a dividend yield that is higher than the broader market and to pursue competitive performance in both up and down markets, while targeting lower volatility than the broader market.”

Please clarify how the Fund pursues competitive performance and what it is relative to, for example, is it relative to the broader market or relative to peers?

RESPONSE:

The Registrant has revised the following disclosure (additions are bolded and underlined and deletions are stricken):

The strategy seeks to deliver ~~a~~ dividend yield that is higher than Standard & Poor’s 500 Index’s averages ~~the broader market and to pursue competitive performance in both up and down markets~~, while targeting long-term dividend growth and lower volatility than the ~~broader market~~ index, as measured by standard deviation.

COMMENT 13. Prospectus – What are the Fund’s Investment Strategies?

We note the following disclosure in the sixth paragraph:

“From a broad universe, stocks are prioritized based on criteria including:

•	dividend yield;
•	dividend growth;
•	strong financial condition; and
•	performance during periods of market weakness.”

Please provide more detail about these factors and how they are weighted. For example, is a weighted percentage used in terms of dividend yield and how is dividend growth measured?

RESPONSE:

The Registrant has addressed the criteria relating to dividend yield and dividend growth by expanding disclosure elsewhere in the strategies in response to comments 4, 6 and 12, and has determined to remove these bullet points as sufficiently addressed within other disclosure, as edited.

COMMENT 14. Prospectus – What are the Fund’s Investment Strategies?

We note the following disclosure in the eighth paragraph:

“Generally, a stock is reviewed for sale when one or more of the following occur:

▪	the combination of dividend yield and dividend growth becomes inadequate;”

Please specify what is meant by “inadequate.”

RESPONSE:

The Registrant has revised the following disclosure (additions are bolded and underlined and deletions are stricken):

Generally, a stock is reviewed for sale when one or more of the following occur:

▪	the combination of dividend yield and dividend growth outlook becomes ~~inadequate~~ notably lower than the portfolio’s average dividend yield or dividend growth outlook;

COMMENT 15. Prospectus – What are the Fund’s Investment Strategies?

We note the following disclosure in the eighth paragraph:

“Generally, a stock is reviewed for sale when one or more of the following occur:

▪	the stock’s weighting in the portfolio exceeds appropriate level.”

Please specify what is meant by “appropriate level.”

RESPONSE:

The Registrant has deleted the disclosure.

COMMENT 16. Prospectus – What are the Fund’s Principal Investments?

Under “Common Stocks,” please add the bold and underlined disclosure, as noted below, to align with the Fund’s investment strategy.

“As a result, changes in an issuer’s earnings directly influence the value of its common stock and its ability to pay dividends.”

RESPONSE:

The Registrant will add the bold and underlined disclosure to “Common Stocks” to align with the Fund’s investment strategy.

COMMENT 17. Prospectus – Other Investments, Transactions, Techniques

Under “Hedging”, please disclose the Fund’s specific hedging techniques related to indirect currency exposure. In addition, “Hedging” should also be disclosed in the Fund’s Item 4 summary investment strategy.

RESPONSE:

The Registrant confirms that the Fund will not principally invest in Derivatives Contracts. Therefore, the “Hedging” disclosure will be moved to the Fund’s Statement of Additional Information.

COMMENT 18. Prospectus – Other Investments, Transactions, Techniques

In light of Rule 18f-4, please revise the “Asset Segregation” disclosure.

RESPONSE:

Consistent with the Registrant’s response to Comments 7 above, the Registrant will move “Asset Segregation” to the SAI and replace it with new disclosure as detailed in Comment 21, below.

COMMENT 19. Prospectus – What are the Specific Risks of Investing in the Fund?

With respect to “Epidemic and Pandemic Risk”, please update the disclosure to reflect current market conditions and remove outdated disclosure.

RESPONSE:

The Registrant will revise the disclosure (additions are bolded and underlined and deletions are stricken):

“Epidemic and Pandemic Risk

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in late 2019 and subsequently spread globally (“COVID-19”). This coronavirus has resulted in, and may continue to result in, closed ~~closing~~ borders, enhanced health screenings, disruptions to healthcare service preparation and delivery, quarantines, cancellations, and disruptions to supply chains, workflow operations and consumer activity, as well as general concern and uncertainty. The impact of this coronavirus ~~may be short-term or may last for an extended period of time and has~~ resulted in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could continue to negatively affect the worldwide economy, as well as the economies of individual countries, individual companies, including certain Fund service providers and issuers of the Fund’s investments, and the markets in general in significant and unforeseen ways.  In addition, governments, their regulatory agencies, or self-regulatory organizations may take actions in response to the pandemic, including significant fiscal and monetary policy changes, that may affect the instruments in which the Fund invests or the issuers of such instruments. Any such impact could adversely affect the Fund’s performance.

~~The United States has responded to the COVID-19 pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals that have been adversely impacted by the COVID-19 pandemic. In addition, in mid-March 2020 the U.S. Federal Reserve (“Fed”) cut interest rates to historically low levels and announced a new round of quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system; establishing swap lines with other major central banks to provide dollar funding; establishing a program to support money market funds; easing various bank capital buffers; providing funding backstops for businesses to provide bridging loans for up to four years; and providing funding to help credit flow in asset-backed securities markets. The Fed also plans to extend credit to small- and medium-sized businesses.”~~

COMMENT 20. Prospectus – Payments to Financial Intermediaries: Rule 12b-1 Fees

As required by Form N-1A, please add the following disclosure to the section “Rule 12b-1 Fees”:

“Because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment."

RESPONSE:

The Registrant will amend the disclosure in the section “Rule 12b-1 Fees” as follows (additions are bold and underlined):

The Board has adopted a Rule 12b-1 Plan, which allows payment of marketing fees of up to 0.25% of the Fund’s average net assets. Because these fees would be paid out of the Fund’s assets on an on-going basis, over time these fees would increase the cost of your investment. The Fund’s Shares have no present intention of paying, accruing or incurring any Rule 12b-1 Fees until such time as approved by the Fund’s Board of Trustees.

COMMENT 21. Statement of Additional Information – Other Investments, Transactions, Techniques

In light of Rule 18f-4, please revise the “Asset Segregation” disclosure.

RESPONSE:

The Registrant will replace “Asset Segregation” with the following disclosure:

“Derivatives Regulation and Asset Coverage

Derivatives Regulation and Asset Coverage

The regulation of the U.S. and non-U.S. derivatives markets has undergone substantial change in recent years and such change may continue. In addition, effective August 19, 2022, Rule 18f-4 (the “Derivatives Rule”) under the 1940 Act replaced the asset segregation framework previously used by funds to comply with limitations on leverage imposed by the Act. The Derivatives Rule generally mandates that a fund either limit derivatives exposure to 10% or less of its net assets, or in the alternative implement: (i) limits on leverage calculated based value-at-risk (“VAR”); and (ii) a written derivatives risk management program (“DRMP”) administered by a derivatives risk manager appointed by the Trustees Board, including a majority of the independent Trustees, that is periodically reviewed by the Trustees.

As the Fund’s derivative exposure, if any, is 10% or less of its net assets, excluding certain currency and interest rate hedging transactions, the Fund is classified as a limited derivatives user under the Derivatives Rule and will not be subject to the full requirements of the Derivatives Rule as noted above, including VAR testing and stress testing, and certain Board reporting requirements. However, the Fund is still required to implement written compliance policies and procedures reasonably designed to manage its derivatives risks and monitor its derivatives exposure daily.

In accordance with the requirements of Section 18 of the 1940 Act, any borrowings by the Fund will be made only to the extent the value of its assets, less its liabilities other than borrowings, is equal to at least 300% of all of its borrowings (the “300% Asset Coverage Ratio”). The Derivatives Rule permits the Fund to enter into reverse repurchase agreements and similar financing transactions, notwithstanding limitations on the issuance of senior securities under Section 18 of the 1940 Act, provided that the Fund either (i) treats these transactions as derivatives transactions under the Derivatives Rule, or (ii) ensures that the 300% Asset Coverage Ratio with respect to such transactions and any other borrowings in the aggregate. While reverse repurchase agreements or similar financing transactions aggregated with other indebtedness do not need to be included in the calculation of whether a fund satisfies the Limited Derivatives Users exception, for funds subject to the VAR testing requirement, reverse repurchase agreements and similar financing transactions must be included for purposes of such testing whether treated as derivatives transactions or not. See “Borrowing Money and Issuing Senior Securities” and “Additional Information” below.”

COMMENT 22. Statement of Additional Information – Investment Objective (and Policies) and Investment Limitations

Under “Non-Fundamental Names Rule Policy,” please delete the stricken phrase:

“Non-Fundamental Names Rule Policy

The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in dividend-paying securities of U.S. issuers. For purposes of this limitation, U.S. issuers will be defined as companies domiciled and/or with operations in the United States, or listed on U.S.-based exchanges. The Fund will notify shareholders at least 60 days in advance of any change in its investment policy ~~that would enable the Fund~~ to invest, under normal circumstances, less than 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying securities of U.S. issuers.”

RESPONSE:

The Registrant will remove the stricken phrase from its disclosure.

COMMENT 23. Part C - Item 28 (i)(2)

Please confirm that an executed Opinion and Consent of Counsel as to the legality of shares being registered will be filed by amendment.

RESPONSE:

The Registrant confirms that an executed Opinion and Consent of Counsel as to the legality of shares being registered will be filed by amendment.

Questions on this letter or requests for additional information may be directed to me at (724) 720-8832 or Christina.Eifler@FederatedHermes.com.

Very truly yours,

/s/ Christina Eifler
Christina Eifler
Senior Paralegal